UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

PAYA HOLDINGS INC.
(Name of Subject Company)

PAYA HOLDINGS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70434P 103
(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee Sophia Hudson, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Paya Holdings Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”). The Company’s principal executive offices are located at 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346 and its telephone number is (800) 261-0240.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company. As of January 23, 2023, there were:

●	132,424,929 Shares issued, of which 5,681,812 are subject to earnout and forfeiture in accordance with the terms of the Support Agreement;

●	1,627,832 Shares were subject to outstanding Company options (“Options”); and

●	2,011,699 Shares were subject to issuance pursuant to outstanding restricted stock units (“RSUs”) granted under the Company Omnibus Incentive Plan (“Omnibus Plan” and together with the Options, the “Company Equity Awards”)

There are no shares of preferred stock, par value $0.001 per share, outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above. The Company’s website address is www.paya.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Pinnacle Merger Sub Inc., a Delaware corporation (the “Purchaser”)1 and a wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent” or “Nuvei”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined below, any and all of the outstanding Shares at a price of $9.75 per Share, to the seller for cash (such price, the “Offer Price”), without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on January 24, 2023 by the Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer and withdrawal rights will expire at one minute after 11:59 p.m. (12:00 midnight), New York City time, on February 21, 2023 (the “Offer Expiration Time,” unless the Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and the Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. The obligation of the Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 15 — “Conditions of the Offer” of the Offer to Purchase:

(i)	that the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (together with all other Shares beneficially owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware, as amended (“DGCL”))), represents at least one more Share than 50% of the total number of Shares outstanding as of the consummation of the Offer at the Offer Expiration Time (the “Minimum Tender Condition”);

(ii)	the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers);

(iii)	the Company’s performance and compliance in all material respects with the covenants, obligations and agreements in the Merger Agreement required to be performed or complied with by it at or prior to the Offer Expiration Time;

(iv)	the receipt by Parent and Purchaser of a certificate of the Company signed for and on behalf of the Company by an executive officer of the Company, dated as of the date of the Offer Expiration Time, certifying that that the conditions in (ii) and (iii) above and (vii) below have been satisfied;

(v)	the expiration or termination of any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

(vi)	the absence of federal, state, local, foreign or multinational law, judgement, rule or regulation or order, judgement, or injunction, whether civil, criminal or administrative (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger;

(vii)	the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement);

(viii)	the Offer Expiration Time has not occurred before February 22, 2023; and

(ix)	the Merger Agreement has not been terminated in accordance with its terms.

The Merger Agreement provides, among other things, that on the terms and subject to the satisfaction or waiver of all the conditions of the Offer and the terms and conditions of the Merger Agreement, promptly, and in any event no later than the first business day after the Offer Expiration Time, the Purchaser will consummate the Offer and irrevocably accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Offer Expiration Time (the time of such acceptance, the “Offer Acceptance Time”) and promptly after, and in any event no later than earlier of (x) the consummation of the Merger (the “Effective Time”) and (y) the second business day after the Offer Expiration Time, pay for such Shares. As soon as practicable following (but in any event on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Following the Effective Time, the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be governed and effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of the Company stockholders. At the Effective Time, each Share that is not (i) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (ii) held by a stockholder who is entitled to demand appraisal and who has not properly and validly exercised appraisal rights in accordance with, and who has complied with, applicable law, or (iii) held by the Company as treasury stock or by Parent, the Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to any tax withholding. The Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the Financing) are collectively referred to as the “Transactions” and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (excluding the Financing) are collectively referred to as the “Merger Transactions.”

The Offer is made only for Shares and is not made for any Company Equity Awards. The portion of each Option that is outstanding and vested as of immediately prior to the Effective Time and that has an exercise price per Share less than the Offer Price will be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to the product of (i) the total number of Shares subject to such vested Option multiplied by (ii) the excess of (a) the Offer Price over (b) the exercise price per Share under such Option. The portion of each Option that is outstanding and unvested as of immediately prior to the Effective Time and that has an exercise price less than the Offer Price will be converted into an option (a “Parent Option”) to purchase a number of subordinate voting shares of Parent (“Parent Shares”) equal to the product (rounded down to the nearest share) of (x) the number of Shares subject to such unvested Option multiplied by (y) the exchange ratio set forth in the Merger Agreement (which is based on the ratio of the Offer Price to the trading price of Parent Shares) (the “Exchange Ratio”), with an exercise price per Parent Share (rounded up to the nearest cent) equal to the per Share exercise price under the unvested Option divided by the Exchange Ratio. Each Parent Option will be governed by the same vesting and exercisability terms, and other terms and conditions no less favorable than those that applied to the unvested Option immediately prior to the Effective Time. Each Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled for no consideration. The portion of each RSU that is outstanding and vested as of immediately prior to the Effective Time (including any RSUs held by a non-employee director of the Company that vest pursuant to their terms) will be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to (i) the total number of Shares subject to such vested RSU as of immediately prior to the Effective Time multiplied by (ii) the Offer Price (plus the value of any accrued but unpaid dividend equivalent rights relating to such vested RSUs). The portion of each RSU that is outstanding and unvested as of immediately prior to the Effective Time will be converted into a restricted stock unit award (the “Parent RSUs”) with respect to a number of Parent Shares equal to the product of (x) the number of Shares underlying such unvested RSU as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. The Parent RSUs will be governed by the same vesting and dividend equivalent rights terms, and other terms and conditions no less favorable than those that applied to the unvested RSUs immediately prior to the Effective Time. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of the Purchaser is located at 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4 and its telephone number is (514) 313-1190. According to the Offer to Purchase, the principal office of Parent is located at 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4, and its telephone number is (514) 313-1190.

For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Merger Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or the Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

●	the accelerated vesting and payment in respect of Class B and/or Class C Units in Ultra Holdings with respect to Mr. Hack, Mr. Renzulli, Mr. Weiner and Mr. Yarborough;

●	the accelerated vesting and payment in respect of RSUs with respect to non-employee directors;

●	potential accelerated vesting and payment in respect of Options and RSUs in the event of a qualifying termination of employment (as defined below) following the closing of the Transactions with respect to the executive officers pursuant to their award agreements;

●	payment in exchange for each Cash Out Option (as defined below) pursuant to the Merger Agreement;

●	payment in exchange for each Cash Out RSU Award (as defined below) pursuant to the Merger Agreement;

●	receipt of Parent Options in exchange for Rollover Options (each as defined below) pursuant to the Merger Agreement;

●	receipt of Parent RSU Awards in exchange for Rollover RSU Awards (each as defined below) pursuant to the Merger Agreement;

●	potential receipt of severance payments in the event of a qualifying termination of employment;

●	payment of a transaction bonuses to Mr. Weiner and Ms. Doster;

●	the entitlement to indemnification benefits in favor of our directors and executive officers; and

●	payments made pursuant to, and in accordance with, the terms of the TRA.

For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 29, which is incorporated herein by reference as Exhibit (e)(5).

Outstanding Shares of Company Common Stock Held by Directors and Executive Officers

The following table sets forth (i) the number of shares of Company Common Stock beneficially owned as of January 23, 2023, by each of our executive officers and non-employee directors (which, for clarity, excludes shares of Company Common Stock subject to issuance pursuant to granted and outstanding Company Equity Awards (as defined below)) and (ii) the aggregate cash consideration that would be payable for such shares of Company Common Stock pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Jeffrey Hack (Chief Executive Officer)	-	-
Glenn Renzulli (Chief Financial Officer)	-	-
Benjamin Weiner (EVP, Head of B2B and Government)	26,098	254,456
Balaji Devarasetty (Chief Information Officer)	34,950	340,763
Melinda Doster (General Counsel and Secretary)	18,027	175,760
Michele Shepard (Former Chief Commercial Officer)	53,824	524,784
KJ McConnell (Director)	-	-
Oni Chukwu (Director)	4,281	41,738
Sid Singh (Director)	4,600	44,850
Anna May Trala (Director)	-	-
Stuart Yarbrough (Director)	-	-
Aaron D. Cohen (Director)	-	-
Collin E. Roche (Director)	-	-
Michael J. Gordon (Director)	17,886	174,389
Deb Boyda (Director)	-	-

Treatment of Company Equity Awards in the Merger

The Merger Agreement provides for the following treatment of outstanding Options and RSUs (“Company Equity Awards”) held by the Company’s employees and non-employee directors:

Options. Pursuant to the Merger Agreement, the portion of each Option that is vested and outstanding as of immediately prior to the Effective Time (each, a “Cash Out Option”) will be cancelled in exchange for the right to receive an amount, in cash, without interest, equal to product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable Option, multiplied by the aggregate number of Shares subject to such Option immediately prior to the Effective Time. Pursuant to the Merger Agreement, any portion of an Option that is outstanding and unvested as of immediately prior to the Effective Time (each, a “Rollover Option”) will be converted into an option to purchase a number of Subordinate Voting Shares of Nuvei (“Parent Shares”) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock underlying such Rollover Option as of immediately prior to the Effective Time by (y) the exchange ratio, and the exercise price per Parent Share will equal the quotient obtained by dividing (a) the per share exercise price of such Rollover Option by (b) the exchange ratio (each, a “Parent Option”), which Parent Options will be subject to the same vesting and exercisability terms, and other terms and conditions no less favorable, as had applied to the Rollover Options immediately prior to the Effective Time. Notwithstanding the foregoing, any Option, whether vested or unvested, that has a per share exercise price that is equal to or greater than the Offer Price will be automatically cancelled for no consideration as of the Effective Time.

RSU Awards. Pursuant to the Merger Agreement, the portion of each RSU that is outstanding and vested as of immediately prior to the Effective Time (each, a “Cash Out RSU Award”) will be cancelled and converted into the right to receive a lump sum amount in cash, without interest, equal to the sum of (i) the product obtained by multiplying (A) the Offer Price by (B) the total number of shares of Company Common Stock subject to such Cash Out RSU Award plus (ii) the value of any accrued but unpaid dividend equivalent rights relating to such RSU (the “RSU Consideration”). Pursuant to the Merger Agreement, the portion of each RSU that is outstanding and unvested as of immediately prior to the Effective Time (each, a “Rollover RSU Award”) will be converted into a restricted stock unit award with respect to a number of Parent Shares equal to the product obtained by multiplying (x) the number of shares of Company Common Stock underlying such Rollover RSU Award as of immediately prior to the Effective Time by (y) the exchange ratio (each, a “Parent RSU Award”). Each Parent RSU Award will be governed by the same vesting and dividend equivalent rights terms, and other terms and conditions no less favorable, as had applied to such Rollover RSU Award immediately prior to the Effective Time.

Certain of our executive officers and directors also hold Class B Units and Class C Units in Ultra Holdings, which will have the following treatment as a result of the Transactions:

Units in Ultra Holdings. Certain of our executive officers and directors hold Class B Units and C Units of Ultra Holdings. The Class C Units are incentive units that generally vest over a five-year period. In connection with the closing of the Transactions, the Class C Units held by Mr. Hack, Mr. Renzulli and Mr. Yarborough will vest in full pursuant to the terms of the applicable award agreement. All of Mr. Weiner’s Class C Units are currently vested. The Class B Units are capital interests that were purchased by certain of our executive officers and directors. Holders of Class B Units and Class C Units will generally be entitled to distributions of proceeds in connection with the Transactions, as set forth below.

Since November 25, 2022 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold shares of Company Common Stock received upon the exercise of Options, or the vesting and settlement of RSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and non-employee directors holding Options as of January 23, 2023, (i) the aggregate number of shares of Company Common Stock subject to such unvested Options, (ii) the aggregate number of shares of Company Common Stock subject to such vested Options and (iii) the value of cash amounts payable in respect of such vested Options on a pre-tax basis as of the consummation of the Transactions, which is in each case equal to the product of the excess, if any, of the Offer Price over the per-share exercise price of the applicable vested Option, multiplied by the aggregate number of Shares subject to such vested Option immediately prior to the Effective Time; provided, that any vested Option with a per-share exercise price equal to or greater than the Offer Price is cancelled for no consideration. The unvested Options will be converted into Parent Options at the closing of the Transactions as described above.

Name of Executive Officer or Director	Number of Shares Subject to Unvested Options (#)	Number of Shares Subject to Vested Options (#)		Cash Consideration for Vested Options ($)
Jeffrey Hack (Chief Executive Officer)	448,260
Glenn Renzulli (Chief Financial Officer)	246,543
Benjamin Weiner (EVP, Head of B2B and Government)	163,705
Balaji Devarasetty (Chief Information Officer)	137,928	30,000		8,100
Melinda Doster (General Counsel and Secretary)	80,031	16,000	(1)
Michele Shepard (Former Chief Commercial Officer)	-	-		-
KJ McConnell (Director)	-	-		-
Oni Chukwu (Director)	-	-		-
Sid Singh (Director)	-	-		-
Anna May Trala (Director)	-	-		-
Stuart Yarbrough (Director)	-	-		-
Aaron D. Cohen (Director)	-	-		-
Collin E. Roche (Director)	-	-		-
Michael J. Gordon (Director)	-	-		-
Deb Boyda (Director)	-	-		-

(1)	The exercise price of vested Options held by Ms. Doster exceeds the Offer Price, so no cash consideration will be paid for such Options.

The table below sets forth, for each of our executive officers and non-employee directors holding unvested RSUs as of January 23, 2023, (i) the aggregate number of unvested RSUs held and (ii) for our non-employee directors only, the value of cash amounts payable in respect of such RSUs on a pre-tax basis as of the consummation of the Transactions, calculated by multiplying the Offer Price by the number of shares of Company Common Stock subject to such unvested RSUs. It is not expected that there will be any vested and outstanding RSUs immediately prior to the Effective Time. The unvested RSUs held by our executive officers will be converted into Parent Awards at the closing of the Transactions as described above.

Name of Executive Officer or Director	Number of Unvested RSUs (#)	Cash Consideration for Unvested RSUs ($)
Jeffrey Hack (Chief Executive Officer)	149,420	-
Glenn Renzulli (Chief Financial Officer)	82,181	-
Benjamin Weiner (EVP, Head of B2B and Government)	64,942	-
Balaji Devarasetty (Chief Information Officer)	196,556	-
Melinda Doster (General Counsel and Secretary)	32,010	-
Michele Shepard (Former Chief Commercial Officer)	-	-
KJ McConnell (Director)	-	-
Oni Chukwu (Director)	39,195	382,153
Sid Singh (Director)	40,472	394,602
Anna May Trala (Director)	-	-
Stuart Yarbrough (Director)	22,072	215,202
Aaron D. Cohen (Director)	-	-
Collin E. Roche (Director)	-	-
Michael J. Gordon (Director)	28,583	278,684
Deb Boyda (Director)	42,445	413,839

The table below sets forth, for each of our executive officers and non-employee directors holding Class B Units and Class C Units in Ultra Holdings as of January 23, 2023, (i) the aggregate number of Class B Units and Class C Units held and (ii) the value of proceeds payable in respect of such Class B Units and Class C Units on a pre-tax basis as of the consummation of the Transactions. These amounts include proceeds associated with prior liquidity events that are currently unvested and that will be distributed in connection with the vesting of the Class C Units as of the consummation of the Offer.

Name of Executive Officer or Director	Number of Class B Units (#)	Number of Class C Units (#)	Estimated Proceeds ($)
Jeffrey Hack (Chief Executive Officer)	728,384	16,249,071	19,586,256
Glenn Renzulli (Chief Financial Officer)	204,154	4,704,792	5,662,940
Benjamin Weiner (EVP, Head of B2B and Government)	300,000	1,214,516	1,778,040
Balaji Devarasetty (Chief Information Officer)	-	-	-
Melinda Doster (General Counsel and Secretary)	-	-	-
Michele Shepard (Former Chief Commercial Officer)	-	-	-
KJ McConnell (Director)	-	-	-
Oni Chukwu (Director)	-	-	-
Sid Singh (Director)	-	-	-
Anna May Trala (Director)	-	-	-
Stuart Yarbrough (Director)	-	613,975	807,404
Aaron D. Cohen (Director)	-	-	-
Collin E. Roche (Director)	-	-	-
Michael J. Gordon (Director)	-	-	-
Deb Boyda (Director)	-	-	-

Change in Control and Severance Benefits

Each of our executive officers is party to an employment agreement that provides certain severance payments and benefits upon a termination of employment by the Company without Cause or a resignation by the executive officer for Good Reason (each as defined in the applicable employment agreement). Such severance payments and benefits are subject to the respective executive officer’s execution and non-revocation of a general release of claims and continued compliance with the restrictive covenants set forth in the executive officer’s employment agreement (as further described below). There is no “enhanced” severance for a termination that occurs in connection with or following a change in control.

Mr. Hack’s severance benefits consist of (a) continued payment of base salary for a period of 12 months (the “severance period”); provided that the Company may elect to extend the severance period for an additional 12 months, and if so elected, the amount payable during the second year of the severance period will be $1,250,000 and paid within 60 days of the Company’s election to extend the severance period, (b) reimbursement of Mr. Hack’s premiums incurred for participation in Consolidated Omnibus Budget Reconciliation Act (COBRA) coverage for the applicable severance period, and (c) a pro-rated annual bonus for the fiscal year during which Mr. Hack’s termination occurs (the “termination year”), payable at the time annual bonuses are otherwise paid to senior management and calculated based on the portion of target bonuses received by the remaining senior management team members with respect to the applicable termination year.

Mr. Renzulli’s and Mr. Weiner’s severance payments consist of an amount equal to one year of base salary continuation.

Mr. Devarasetty’s and Ms. Doster’s severance payments consist of an amount equal to six months of base salary continuation.

Pursuant to a transaction bonus agreement between Mr. Weiner and the Company, dated September 26, 2018, Mr. Weiner will be entitled to a participation bonus in a cash amount equal to approximately $82,460; provided that he remains continuously employed by the Company, or any of its subsidiaries, through the closing of the Transaction.

Ms. Doster will be eligible to receive a transaction bonus in the amount of $100,000, provided that she remains continuously employed by the Company through the consummation of the Transaction.

Pursuant to the terms of each executive officer’s RSU and Option award agreements, in the event the Company terminates an executive officer’s employment without “cause” or if an executive officer resigns for “good reason” (each as defined in the applicable RSU or Option award agreement), in each case within one year following a “change in control” (as defined in the applicable RSU or Option award agreement), any unvested portion of the award will automatically vest upon such termination. Pursuant to the terms of each non-employee director’s RSU agreement, any outstanding RSUs will vest in their entirety upon a “change in control” (as defined in the applicable RSU award agreement), so long as the non-employee director continuously provides services to the Company or any affiliate through the consummation of such change in control. The Transactions are expected to constitute a “change in control” for purposes of the RSU and Option award agreements.

Golden Parachute Compensation — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2021, filed by the Company on April 29, 2022, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of January 23, 2023, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

●	consummation of the Transactions constitutes a change in control for purposes of the applicable agreement;

●	the change in control was consummated on January 23, 2023, the latest practicable date prior to the filing of this Schedule 14D-9;

●	each named executive officer experiences a termination of employment without “Cause” or resigns for “Good Reason” (each, a “qualifying termination of employment”) in connection with, or immediately following, the change in control; and

●	the value of the vesting acceleration of the named executive officers’ equity awards, to the extent provided in the applicable agreement, is calculated using the cash Offer Price of $9.75 per share of Company Common Stock.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Unvested Options ($)(2)	Unvested RSUs ($)(3)	Unvested Class C Units ($)(4)	Perquisites/ Benefits ($)(5)	Total ($)
Executive Officers
Jeffrey Hack (Chief Executive Officer)	2,250,000	2,075,444	1,456,845	5,575,412	53,577	11,411,277
Glenn Renzulli (Chief Financial Officer)	400,000	1,141,494	801,265	1,614,316		3,957,075
Benjamin Weiner (EVP, Head of B2B and Government)	382,460	647,961	633,185	-	-	1,663,606
Michele Shepard (Former Chief Commercial Officer) (6)	-	-	-	-	-

(1)	The following amounts listed in this column reflects (x) cash severance payments payable on a “double-trigger” basis assuming a qualifying termination of employment occurs in connection with or following the Transactions and represents the pre-tax value of the cash severance amount payable to the executive officers, which consists of: (i) with respect to Mr. Hack, (a) 12 months of base salary continuation ($500,000) plus an additional $1,250,000 (paid in a lump sum) in the event the Company elects to extend the severance period by 12 months, and (b) a pro-rata annual bonus for the year of termination (for these purposes, Mr. Hack’s pro-rata bonus included in the table represents a full fiscal year target bonus equal to $500,000), paid in a lump sum and (ii) with respect to Messrs. Renzulli and Weiner, an amount equal to 12 months of base salary (payable over 6 months, for Mr. Renzulli and payable over 12 months for Mr. Weiner), and (y) for Mr. Weiner, a lump sum transaction bonus payable on a “single-trigger” basis equal to approximately $82,460, payable to Mr. Weiner subject to his continued employment by the Company through the closing date of the Transactions.

(2)	The amounts listed in this column include the value of all unvested Options, which amounts are based on the numbers of unvested Options set forth in the tables above and are payable on a “double-trigger” basis subject to the named executive officer’s qualifying termination of employment within 12 months following the closing date of the Transactions. The Options are valued based on the number of shares of Company Common Stock underlying the unvested Options multiplied by the excess of Offer Price of $9.75 per share of Company Common Stock over the applicable exercise price of the Options.

(3)	The amounts listed in this column include the value of all unvested RSUs, which amounts are based on the numbers of unvested RSUs set forth in the tables above and are payable on a “double-trigger” basis subject to the named executive officer’s qualifying termination of employment within 12 months following the closing date of the Transactions. The RSUs are valued based on the number of shares of Company Common Stock underlying the unvested RSUs multiplied by the Offer Price of $9.75 per share of Company Common Stock.

(4)	The amounts in these columns represent the aggregate pre-tax amounts payable to each executive officer with respect to the unvested Class C Units pursuant to the applicable award agreement as a result of the Transactions.

(5)	The amounts listed in this column are payable on a “double trigger” basis assuming a qualifying termination of employment occurs in connection with or following the Transactions and set forth the amounts payable with respect to Mr. Hack’s continued COBRA coverage paid over the applicable severance period (assuming the Company elects to extend the severance period by 12 months).

(6)	Ms. Shepard resigned as the Company’s Chief Commercial Officer on September 25, 2022 and, as a result, she will not receive any payments or benefits in connection with the Transactions.

Payment of the severance and COBRA amounts (as applicable) pursuant to the named executive officers’ employment agreements is contingent upon each named executive officers’ execution and non-revocation of a release of claims in favor of the Company. In addition, payment of the cash severance and COBRA amounts pursuant to the named executive officers’ employment agreements and the payment of Mr. Weiner’s transaction bonus are each contingent upon the applicable named executive officers’ compliance with the restrictive covenants set forth in the named executive officer’s employment agreement, including non-competition and non-solicitation covenants and perpetual mutual non-disparagement and confidentiality covenants. The non-competition and non-solicitation covenants apply during each named executive officer’s employment and for 12 months thereafter (the “post-termination restricted period”); provided that (i) if Mr. Hack’s severance period is extended to 24 months, his post-termination restricted period will be increased to 24 months and (ii) if either of Mr. Renzulli’s or Mr. Weiner’s employment is terminated for “good reason” or without “cause”, his post-termination restricted period will be reduced to 6 months. The proceeds from the named executive officers’ Options and RSUs are also subject to clawback in the event of a breach by the named executive officer of the restrictive covenants set forth in such named executive officer’s employment agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, during the period commencing at the effective time and ending on the sixth anniversary of the effective time (except to the extent that the indemnification agreement provides for an earlier termination), Parent will cause (i) the Surviving Corporation and its subsidiaries to honor and fulfill the obligations of the Company and its subsidiaries pursuant to the Company’s indemnification agreements in effect prior to January 8, 2023, and (ii) the Surviving Corporation’s and its subsidiaries’ respective organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the current or former directors, members, managers or officers of the Company (the “Indemnified Persons”) that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company. During the period commencing at the effective time and ending on the sixth anniversary of the effective time, Parent and its subsidiaries will, and Parent will cause the Surviving Corporation to indemnify each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding (subject to certain exceptions). None of Parent, the Surviving Corporation nor any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by an Indemnified Person pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such legal proceeding. In addition, the Surviving Corporation will (and Parent will cause the Surviving Corporation to), at its option, (i) during the period commencing at the effective time and ending on the sixth anniversary of the effective time, maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the effective time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to or more favorable than those of the D&O Insurance or (ii) purchase a six-year prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with a comparable credit rating as the Company’s current directors’ and officers’ liability insurance carrier, subject to a maximum annual premium of 350% of the amount paid by the Company for coverage for its last full fiscal year prior to January 8, 2023, for the D&O Insurance.

TRA and Termination Agreement

Certain members of our Board of Directors and certain executive officers have an indirect interest in the tax receivable agreement, by and among the Company, Ultra Holdings and certain other parties, dated as of October 16, 2020 (the “TRA”), due to their ownership interests in Ultra Holdings. Jeffrey Hack, Stuart Yarbrough, Glenn Renzulli and Benjamin Weiner each hold ownership interests in Ultra Holdings. KJ McConnell, Anna May Trala, Aaron D. Cohen and Collin E. Roche are each a managing director of, and as a result, are deemed affiliated with, GTCR, which holds a majority ownership interest in Ultra Holdings and is an affiliate thereof.

Arrangements with the Purchaser and Parent and their Affiliates.

Merger Agreement

On January 8, 2023, the Company, Parent and the Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on January 9, 2023, to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and the Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, the Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On November 22, 2022, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Tender and Support Agreement

On January 8, 2023, in connection with the execution and delivery of the Merger Agreement the Company, Parent and GTCR-Ultra Holdings, LLC (“Ultra Holdings”), solely in its capacity as a stockholder of the Company, entered into a tender and support agreement (the “Tender and Support Agreement”). The summary of the material provisions of the Tender and Support Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The representations and warranties in the Tender and Support Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Tender and Support Agreement. Accordingly, the representations and warranties in the Tender and Support Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Tender and Support Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Tender and Support Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Tender and Support Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, the Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the Company’s other public filings.

Termination Agreement

On January 8, 2023, the Company and Ultra Holdings entered into the TRA Termination Agreement (the “Termination Agreement”) with respect to the termination of the TRA. The summary of the material provisions of the Termination Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the TRA Termination Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The representations and warranties in the Termination Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Termination Agreement. Accordingly, the representations and warranties in the Termination Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Termination Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Termination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Termination Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, the Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the Company’s other public filings.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors

On January 8, 2023, our Board of Directors unanimously (i) determined that the terms of the Transactions are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders tender their Shares to the Purchaser pursuant to the Offer. See “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9.

Background of the Offer and Merger

As part of its ongoing evaluation of the Company’s business, the Board of Directors and management of the Company regularly evaluate the Company’s historical performance, future growth prospects and overall strategic objectives and consider potential opportunities to enhance stockholder value. These reviews have included consideration of various potential strategic alternatives, partnerships, investments and other strategic transactions and opportunities and the potential benefits and risks of such transactions in light of, among other things, developments in the payments processing industry.

In July 2021, a representative of a U.S. payment processing company (referred to as Party A) contacted a member of the Board of Directors and expressed interest in a potential strategic transaction between Party A and the Company.

On August 9, 2021, the Company entered into a confidentiality agreement with Party A to facilitate further discussion, which included a customary standstill provision that expired prior to the Company’s entry into the Merger Agreement. During the month of August 2021, Party A was provided with access to non-public information regarding the Company, and representatives of Party A attended presentations by the Company’s senior management. Thereafter Party A did not submit a proposal for a potential strategic transaction with the Company.

In connection with Party A’s outreach, in August 2021, the Board of Directors selected Raymond James & Associates, Inc. (which is referred to as Raymond James) as a financial advisor to the Company, based on, among other things, Raymond James’s credentials as a sophisticated investment bank with substantial knowledge and experience in the payment processing industry and mergers and acquisitions generally, as well as its familiarity with the Company. In addition, from time to time, senior management of the Company and the Board of Directors consulted with other financial advisors who ultimately were not selected to advise the company with respect to the potential transaction with Nuvei (except for J.P. Morgan, as described below).

Following Party A’s outreach, at the direction of the Board of Directors, in August and September 2021, representatives of the Company contacted sixteen additional parties, including Nuvei, to explore such parties’ interest in a strategic transaction with the Company. As a result of this outreach, the Company entered into confidentiality agreements with five parties, including Nuvei, in each case to facilitate further discussion, each of which included a customary standstill provision that expired prior to the Company’s entry into the Merger Agreement. Those five parties were provided with access to non-public information regarding the Company, and representatives of such parties attended presentations by the Company’s senior management. No party with which the Company made contact in August or September 2021 submitted a proposal for a potential strategic transaction with the Company at such time.

Also on September 10, 2021, the Company completed a registered exchange offer relating to the Company’s then-outstanding warrants (issued in connection with the initial public offering of the special purpose acquisition company that subsequently combined with us) to purchase Shares (which is referred to as the “exchange offer”). In connection with the exchange offer, the Company exchanged an aggregate 17,428,489 warrants tendered for Shares at an exchange ratio of 0.26 Shares for each warrant. Following completion of the exchange offer, the remaining warrants were mandatorily exchanged for Shares at an exchange ratio of 0.234 Shares for each warrant.

In mid-May 2022, Mr. Aaron Cohen, the chairman of the Board of Directors, met telephonically with a representative of the financial advisor to another U.S. payment processing company (referred to as Party B), at such party’s request, to discuss Party B’s interest in pursuing a potential strategic transaction with the Company. In the course of that discussion, the representative of Party B informed Mr. Cohen that Party B intended to propose a strategic transaction with the Company, in response to which Mr. Cohen stated that the Board of Directors would consider any credible proposal received by the Company. Following the meeting in mid-May 2022 the Company entered into a confidentiality agreement on May 20, 2022 with Party B to facilitate further discussion, which agreement included a customary standstill provision that terminated upon the Company’s entry into the Merger Agreement.

On May 23, 2022, at the request of Party B, members of senior management of Party B and the Company met in person to discuss the companies and their businesses. At the meeting, members of senior management of Party B reiterated Party B’s interest in pursuing a potential strategic transaction with the Company.

On May 31, 2022, the Board of Directors held a regularly scheduled virtual meeting, which was attended by senior management of the Company. During the meeting, the Board of Directors discussed Mr. Cohen’s interactions with Party B and related matters.

On June 2, 2022, representatives of Party B submitted a letter setting forth a non-binding indication of interest to acquire the Company for a purchase price of $9.00 per share in cash (which is referred to as the Party B June 2022 Proposal). The purchase price per share in the Party B June 2022 Proposal represented a premium of approximately 48% to the closing price of the Company’s common stock on June 2, 2022. Following receipt of the Party B June 2022 Proposal, the Board of Directors determined that while it would seek a price increase from Party B, the Party B June 2022 Proposal constituted a sufficient basis to warrant further engagement with Party B. Party B was provided with access to non-public information regarding the Company, representatives of Party B attended presentations by the Company’s senior management and the Company engaged in discussions with Party B regarding transaction structure and other transaction terms. On June 21, 2022, Party B informed the Company that it had determined not to proceed with the transaction.

During the course of the discussions with Party B, the Board of Directors met on numerous occasions with senior management of the Company, representatives of Kirkland & Ellis LLP (which is referred to as Kirkland), counsel to the Company, and representatives of Raymond James and an additional potential financial advisor to the Company in attendance, to discuss the Party B June 2022 Proposal and the Company’s response thereto, the Board of Directors’ fiduciary duties in connection with evaluating the Party B June 2022 Proposal and financial analysis of the Company and the Party B June 2022 Proposal with representatives of each of Raymond James and the other potential financial advisor. In the course of such meetings, the Board of Directors also noted that the terms of the TRA, put in place at the time of the Company’s SPAC merger, in connection with certain tax benefits received by the Company, required an early termination payment to be paid by the Company to the other parties to the TRA in the event of a change of control of the Company. On two occasions, the members of the Board of Directors who were not affiliated with or otherwise beneficiaries of the TRA convened in executive session with representatives of Kirkland to review the contractual early termination payment required under the TRA.

Also during the course of discussions with Party B, representatives of the Company, at the direction of the Board, contacted three additional payment processing companies to explore such parties’ interest in a potential strategic transaction with the Company. On June 19, 2022, the Company entered into a confidentiality agreement with one of those companies (referred to as Party C), which included a customary standstill provision that terminated upon the Company’s entry into the Merger Agreement. In late June 2022, Party C indicated to the Company that it was not interested in further engagement and did not submit a proposal. Neither of the other two parties with which the Company made contact in June 2022 entered into a confidentiality agreement or submitted a proposal for a potential strategic transaction with the Company.

On June 17, 2022, Bloomberg reported that the Company was exploring a potential sale.

On September 24, 2022, Mr. Cohen and Mr. Philip Fayer, the Chairman and Chief Executive Officer of Nuvei, met telephonically, at Mr. Fayer’s request, to discuss Nuvei’s interest in evaluating a potential strategic transaction with the Company. In the course of that discussion, Mr. Fayer informed Mr. Cohen that Nuvei intended to propose a strategic transaction with the Company, and, in response, Mr. Cohen stated that the Board of Directors would consider any credible proposal received by the Company. Following that discussion, on September 29, 2022, Nuvei submitted a letter setting forth a non-binding indication of interest to acquire the Company for a price of $8.25 per share in cash (which is referred to as the September 29 Proposal). Nuvei’s proposed purchase price per share represented a premium of approximately 35% to the closing price of the Company’s common stock on September 29, 2022. The September 29 Proposal also described Nuvei’s plans for financing the transaction contemplated by the September 29 Proposal and attached a highly confident letter from Barclays Bank PLC.

On October 4, 2022, the Board of Directors held a special virtual meeting, which was attended by senior management of the Company, representatives of Kirkland and a potential financial advisor to the Company. Mr. Cohen and Mr. Jeff Hack, the Chief Executive Officer of the Company, reviewed with the Board of Directors the September 29 Proposal, Mr. Cohen’s interactions with Mr. Fayer, and the history of interactions between the Company and Nuvei generally. Representatives of Kirkland discussed with the Board of Directors various legal matters, including the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. Representatives of the potential financial advisor to the Company reviewed the financial aspects of the September 29 Proposal, overall recent changes in valuations and market conditions and the financing structure contemplated by the September 29 Proposal. The Board of Directors considered the potential benefits and risks of exploring a potential transaction with Nuvei, as well as remaining as an independent company, and possible responses to Nuvei. The Board of Directors determined that the September 29 Proposal did not warrant engagement with Nuvei at that time on the basis of the value represented by the September 29 Proposal and the proposal’s lack of certainty and specificity on financing structure. Upon instruction from the Board of Directors, the potential financial advisor contacted a representative of Barclays Capital (which is referred to as Barclays), financial advisor to Nuvei, and conveyed the Board of Directors’ response on October 6, 2022. Nuvei responded that it would seek to improve its proposal.

On October 27, 2022, representatives of Barclays, on behalf of Nuvei, delivered to the Company a commitment letter from the Bank of Montreal (which is referred to as BMO), in respect of financing a strategic transaction between the Company and Nuvei (which is referred to as the October 27 Commitment Letter). In connection with delivering the October 27 Commitment Letter, representatives of Barclays indicated that Nuvei desired to enter into a nondisclosure agreement with the Company and engage on high-priority business diligence to support an increase in the offer price.

On October 31, 2022, representatives of Kirkland and the potential financial advisor to the Company provided feedback on behalf of the Company to Barclays on the October 27 Commitment Letter, emphasizing the Board of Directors’ focus on confirming financing certainty before providing Nuvei access to nonpublic due diligence materials.

On November 11, 2022, representatives of Barclays provided responses to the Company’s feedback regarding the October 27 Commitment Letter and provided additional materials from BMO related to the October 27 Commitment Letter (which are collectively referred to as the November 11 Financing Materials). Representatives of Barclays reiterated Nuvei’s desired to engage on high-priority due diligence to support an increase in the offer price.

Also in November 2022, the Board of Directors selected J.P. Morgan Securities LLC (which is referred to as J.P. Morgan) as a financial advisor to the Company (in addition to Raymond James), based on, among other things, J.P. Morgan’s credentials as a sophisticated investment bank with substantial knowledge and experience in the payment processing industry and mergers and acquisitions generally, as well as its familiarity with the Company.

Following receipt of the November 11 Financing Materials, Mr. Cohen and Mr. Hack, with the advice of Kirkland, reviewed the November 11 Financing Materials with the other members of the Board of Directors and recommended that the Company provide Nuvei with access to high priority business diligence to facilitate Nuvei’s work to increase the proposed purchase price in the September 29 Proposal. All of the other members of the Board of Directors concurred with Mr. Cohen’s and Mr. Hack’s recommendation and on November 22, 2022, the Company and Nuvei executed a confidentiality agreement, substantially on the same terms as the confidentiality agreement entered into between the Company and Nuvei in 2021. Between late November and early December, the Company provided Nuvei with access to certain high priority diligence materials and representatives of Nuvei attended presentations by the Company’s senior management.

On November 28, 2022, to facilitate the Board of Directors’ consideration of any new proposal made by Nuvei, representatives of the Company provided a merger agreement term sheet prepared by Kirkland (which is referred to as the Merger Agreement Term Sheet) to representatives of Nuvei and requested that Nuvei confirm it was willing to enter into a definitive agreement substantially on the terms reflected in the Merger Agreement Term Sheet. The Merger Agreement Term Sheet contemplated, among other things, a two-step merger governed by Section 251(h) of the General Corporation Law of the State of Delaware, provided for an unspecified termination fee payable by the Company under certain circumstances, including if the Company terminated the merger agreement in order to accept a superior proposal, set forth limited customary closing conditions (including no financing condition) and termination rights, and provided that each party would have the right to specifically enforce the terms of the merger agreement.

In early December 2022, the Board of Directors authorized Mr. Cohen, Mr. Hack and Mr. Oni Chukwu, an independent director of the Board of Directors, to lead day-to-day engagement with Nuvei on behalf of the Board of Directors.

On December 9, 2022, Nuvei delivered a letter to the Company setting forth a revised non-binding indication of interest to acquire the Company for a price of $9.15 per share in cash (which is referred to as the December 9 Proposal). The proposed purchase price per share set forth in the December 9 Proposal represented a premium of approximately 11% to the closing price of the Company’s common stock on December 9, 2022. The December 9 Proposal indicated that Nuvei would require confirmatory due diligence and requested an exclusivity period to complete that diligence. The December 9 Proposal also noted Nuvei’s expectation that significant stockholders of the Company would enter into tender and support agreements. Included with the December 9 Proposal was a markup of the Merger Agreement Term Sheet (which is referred to as the December 9 Markup) prepared by Davis Polk & Wardwell LLP (which is referred to as Davis Polk), counsel to Nuvei. The December 9 Markup included enhanced termination rights to Nuvei’s benefit and provided for a termination fee equal to 4.5% of transaction equity value.

Between December 9, 2022 and December 13, 2022, following review and analysis of the December 9 Proposal by the Company’s management and representatives of each of Kirkland and J.P. Morgan, Mr. Cohen, Mr. Hack and Mr. Chukwu spoke with each of the other members of the Board of Directors regarding the December 9 Proposal and it was the consensus of the Board of Directors that the $9.15 per share amount reflected in the December 9 Proposal did not represent sufficient value and that it would be advisable for the Company to indicate that the Board of Directors would require a further price increase to pursue a transaction and would not provide exclusivity to Nuvei. Also during this period, Mr. Cohen, Mr. Hack and Mr. Chukwu discussed the December 9 Markup with Kirkland and determined that, if Nuvei otherwise made a proposal that the Board of Director’s determined represented sufficient value for the Company’s stockholders, the December 9 Markup represented a reasonable basis on which to proceed with further engagement with Nuvei. On December 13, 2022, at the direction of the Board of Directors, representatives of J.P. Morgan informed representatives of Barclays that the Board of Directors would require an additional price increase to engage further.

On December 14, 2022, representatives of Barclays, on behalf of Nuvei, communicated to representatives of J.P. Morgan that Nuvei was willing to increase its offer to $9.50 per share or, if the early termination payment otherwise payable pursuant to the contractual terms of the TRA were waived by the TRA parties, $9.70 per share and reiterated Nuvei’s previous request for exclusivity (this revised proposal is referred to as the December 14 Proposal).

On December 15, 2022, the Board of Directors held a regularly scheduled virtual meeting, which was attended by senior management of the Company. In addition to regularly scheduled business, senior management of the Company provided an update on discussions with Nuvei, including the December 14 Proposal. The Board of Directors discussed the financial information previously reviewed, the likelihood that Nuvei would increase its offer from that reflected in the December 14 Proposal and whether the Company should grant the requested exclusivity period. The Board of Directors also discussed the fact that the TRA required an early termination payment to be made by the Company to Ultra Holdings in the event of a change of control of the Company. In the course of such discussions, members of the Board of Directors affiliated with GTCR reported that Ultra Holdings would retain its rights under the TRA given it was a binding contractual obligation entered into in consideration for economic benefits received by the Company. With input from senior management of the Company, the Board of Directors considered potential responses to Nuvei. It was the consensus of the Board of Directors that, taking into account the greater clarity around Nuvei’s financing plan and certainty provided by the November 11 Financing Materials and Nuvei’s markup of the Merger Agreement Term Sheet, the Board of Directors would be supportive of a transaction with Nuvei at a price of $9.75 per share in cash, without any conditions related to waiver of contractual rights under the TRA and that, if Nuvei agreed to a price of $9.75 per share in cash, the Company and its advisors should move forward with negotiation of transaction documentation and confirmatory due diligence on an expedited timeline and target announcing the transaction on January 9, 2023. The Board of Directors further determined that it would not grant exclusivity at such time. Later that same day, at the direction of the Board of Directors, representatives of J.P. Morgan conveyed the Board of Directors’ counterproposal to representatives of Barclays (which is referred to as the December 15 Counterproposal).

Over the course of December 17, 2022, representatives of the Company and representatives of Nuvei discussed Nuvei’s request for exclusivity and the timeline for Nuvei to complete diligence and for the parties to negotiate definitive documentation. In lieu of an exclusivity period, representatives of Nuvei and the Company agreed to enter into a letter agreement providing that the Company would notify Nuvei if it provided non-public information to any other potential counterparty (which is referred to as the Confidential Information Letter Agreement).

On December 17, 2022, representatives of Barclays, on behalf of Nuvei, delivered a revised letter to the Company setting forth a revised non-binding indication of interest to acquire the Company for a price of $9.75 per share in cash (which is referred to as the December 17 Proposal). The proposed purchase price per share set forth in the December 17 Proposal represented a premium of approximately 17% to the closing price of the Company’s common stock on December 16, 2022. The December 17 Proposal indicated that the proposal was subject to the satisfactory completion of confirmatory diligence, requested tender and support agreements from significant stockholders of the Company and indicated that Nuvei was prepared to work over the following 30 days to complete diligence and negotiate definitive transaction documentation. Consistent with the previous direction of the Board of Directors, following receipt of the December 17 Proposal accepting the December 15 Counterproposal, representatives of J.P. Morgan confirmed to Nuvei that the Company would proceed with confirmatory due diligence and negotiation of the Merger Agreement and other transaction documentation and the parties agreed to work toward publicly announcing the transaction on January 9, 2023.

Later on December 17, 2022, Kirkland sent an initial draft of the Merger Agreement to Davis Polk and Kirkland and Davis Polk discussed the draft Merger Agreement and expected timing and process for negotiating the draft Merger Agreement. Also on December 17, 2022, the Company and Nuvei executed the Confidential Information Letter Agreement.

On December 18, 2022, following discussions between representatives of the Company and representatives of Nuvei, representatives of Barclays, on behalf of Nuvei, delivered a revised offer letter to the Company, reflecting substantially similar terms to the December 17 Proposal, clarifying that Nuvei was seeking a tender and support agreement only from affiliates of GTCR and confirming the parties’ alignment on expected timing for the completion of negotiation of definitive transaction documentation.

Throughout the remainder of December and until the execution of the Merger Agreement on January 8, 2023, representatives of Nuvei engaged in confirmatory due diligence of the Company, which included the review of numerous documents and participation in numerous calls and meetings with the Company’s senior management and representatives of the Company’s legal counsel.

On December 20, 2022, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland, representatives of J.P. Morgan and representatives of Raymond James. Mr. Cohen, Mr. Hack and Mr. Chukwu provided the Board of Directors with an update on discussions with Nuvei, noting that, following the receipt of the December 17 Proposal that accepted the Board of Directors’ December 15 Counterproposal, the Company and its advisors had commenced providing confirmatory due diligence information and had provided Nuvei with a draft of the Merger Agreement. Representatives of Kirkland then reviewed the directors’ fiduciary duties and process considerations in the context of a potential sale of the Company. The Board of Directors discussed Nuvei’s request that Ultra Holdings enter into a tender and support agreement and the directors not affiliated with Ultra Holdings concluded that it was advisable and in the best interests of the Company for GTCR to commit to support the transaction pursuant to a mutually acceptable tender and support agreement if a definitive merger agreement was eventually entered into. Members of senior management of the Company also presented the Company’s updated standalone financial plan, noting updates since the plan had last been presented to the Board of Directors in June 2022 and the Board of Directors approved the Company’s updated standalone financial plan for use in consideration of any transaction with Nuvei. Also at the meeting, representatives of each of J.P. Morgan and Raymond James discussed their respective preliminary financial analysis regarding the Company, the potential transaction and comparison of the December 17 Proposal to prior proposals made by Nuvei and the Party B June 2022 Proposal, as applicable, and discussed whether the Company should contact other parties to explore their interest in pursuing a strategic transaction with the Company. With input from the Company’s senior management and advisors, the Board of Directors discussed whether to contact other parties that could potentially be interested in a strategic transaction with the Company and considered various related factors, including the possibility that the presence of another potential acquirer could provide the Company with enhanced negotiating leverage, the risk of leaks, an assessment of other potential acquirers’ interest in a strategic transaction with the Company and their ability to make a credible proposal, the fact that extensive outreach conducted by the Company in 2021 and 2022 had not yielded credible proposals (other than the Party B June 2022 Proposal) and the possibility that outreach to other potential acquirers could cause Nuvei to cease or slow its current engagement. The Board of Directors determined not to contact third parties at that time, but instructed senior management of the Company and the Company’s advisors to seek to finalize diligence and negotiating the terms of the Merger Agreement with Nuvei, and to engage in targeted outreach to Party B, Party C and one other party once there was sufficient certainty of resolving all open issues with Nuvei. The Board of Directors selected such third parties based on the Board of Director’s assessment, with advice from senior management of the Company, J.P. Morgan and representatives of Raymond James, of the likelihood of each such party’s potential interest in a strategic transaction with the Company and their ability to make a credible proposal. Following the Board of Directors’ review of the December 17 Proposal and related matters, the members of the Board of Directors who were not affiliated with or otherwise potential beneficiaries of an early termination payment pursuant to the TRA convened in executive session with representatives of Kirkland to review the contractual early termination payment required under the TRA.

Following the meeting of the Board of Directors on December 20, 2022, representatives of each of J.P. Morgan and Raymond James discussed with the Board of Directors certain of their respective relationships with Nuvei and GTCR. For a summary of those relationships, see “Item 4. The Solicitation or Recommendation — Opinion of J.P. Morgan; Opinion of Raymond James”.

On December 21, 2022, Kirkland sent a draft Tender and Support Agreement to Simpson Thacher & Bartlett LLP (which is referred to as Simpson Thacher), counsel to Ultra Holdings in its capacity as a stockholder of the Company, pursuant to which, among other things, Ultra Holdings would agree to tender its Shares and otherwise support a transaction with Nuvei. The terms of the Tender and Support Agreement provided that the tender and support obligations therein would terminate if the Merger Agreement were terminated or if the Board of Directors changed its recommendation with respect to the transaction. Over the course of the next several weeks through January 8, 2023, representatives of Kirkland, Davis Polk and Simpson Thacher continued to negotiate and finalize the Tender and Support Agreement.

Also over the course of the next several weeks, Mr. Cohen, Mr. Hack and Mr. Chukwu regularly updated the other members of the Board of Directors on the status of discussions with Nuvei.

On December 26, 2022, Davis Polk, on behalf of Nuvei, sent a revised draft of the Merger Agreement to Kirkland, which draft included enhanced termination rights to Nuvei’s benefit and a termination fee equal to 4.5% of transaction equity value.

On December 29, 2022, Kirkland, on behalf of the Company, sent Davis Polk a revised draft of the Merger Agreement. The revised draft, among other things, included a termination fee equal to 2.75% of transaction equity value and numerous revisions to the terms of Merger Agreement that would enhance closing certainty, including with respect to Nuvei’s termination rights and the termination date.

Also on December 29, 2022, representatives of the Company and Mr. Fayer met telephonically to discuss the status of due diligence and the status of negotiation of the Merger Agreement.

On December 30, 2022, representatives of Kirkland and Davis Polk held a videoconference in which they discussed open issues in the Merger Agreement.

On January 2, 2023, Mr. Hack and Mr. Fayer held a call to discuss the status of the potential transaction and remaining open due diligence requests and related items.

Also on January 2, 2023, Davis Polk sent a revised draft of the Merger Agreement to Kirkland, which, among other terms, provided for a termination fee equal to 3.5% of transaction equity value and made changes to the terms of the Merger Agreement providing for Nuvei’s termination rights.

Between January 2, 2023 and January 8, 2023, representatives of Kirkland, representatives of Davis Polk and members of management and the Board of each of the Company and Nuvei and representatives of their respective financial advisors had multiple conversations to resolve outstanding issues under the Merger Agreement and exchanged multiple drafts. As part of those discussions, on January 6, 2023, at the direction of the Board of Directors and senior management of the Company, representatives of the Company proposed to set the termination fee at 3.0% of transaction equity value, which proposal Nuvei accepted.

On January 4, 2023, Davis Polk circulated a draft of an agreement to confirm that the TRA would be terminated in accordance with its existing terms in connection with the closing of the transactions contemplated by the draft Merger Agreement (which is referred to as the Termination Agreement). Between January 4, 2023 and January 8, 2023, Kirkland, Simpson Thacher and Davis Polk finalized the Termination Agreement.

Also on January 4, 2023, representatives of the Company, as previously authorized by and at the direction of the Board of Directors, contacted Party B, Party C and one other payment processing company to explore such parties’ interest in a strategic transaction. Between January 4, 2023 and January 6, 2023, each of Party B, Party C and the other company informed representatives of the Company that it was not interested in pursuing a strategic transaction with the Company and accordingly, neither the Company nor any of its representatives provided non-public information to any of Party B, Party C or the other payment processing company at such time.

On January 8, 2023, the Board of Directors held a special virtual meeting, which was attended by Company senior management and representatives of Kirkland, representatives of J.P. Morgan and representatives of Raymond James. During the meeting, representatives of Kirkland reviewed with the Board of Directors the directors’ fiduciary duties as previously discussed, informed the Board of Directors that the Merger Agreement was in proposed final form and then reviewed the proposed terms of the Merger Agreement, including the conditions to closing, each party’s termination rights, the ability of the Board of Directors to respond to unsolicited acquisition proposals, Nuvei’s obligations to obtain debt financing and the provisions of the Merger Agreement relating to employee benefits, incentive equity and bonus payments and related matters, as well as the proposed terms of the Tender and Support Agreement and Termination Agreement. Representatives of J.P. Morgan updated the Board of Directors that Party B, Party C and the other company that the Board of Directors had authorized the Company’s representatives to contact had each indicated that they were not interested in pursuing a strategic transaction with the Company. Representatives of J.P. Morgan then presented J.P. Morgan’s financial analysis regarding the Company and the transaction and rendered to the Board of Directors its oral opinion, subsequently confirmed in its written opinion delivered to the Board of Directors on January 8, 2023, to the effect that, as of January 8, 2023 and based upon and subject to the assumptions, qualifications, limitations and other factors set forth in such written opinion, the merger consideration of $9.75 per share in cash to be paid to the holders of Company Common Stock (other than the Excluded Shares), in the Offer and the Merger was fair, from a financial point of view, to such holders of Company Common Stock. Representatives of Raymond James then presented Raymond James’s financial analysis regarding the Company and the transaction and rendered to the Board of Directors its oral opinion, subsequently confirmed in writing, to the effect that, as of January 8, 2023 and based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters set forth therein, the merger consideration of $9.75 per share in cash to be paid to the holders of Company Common Stock (other than the Excluded Shares) was fair, from a financial point of view, to such holders of common stock of the Company.

After considering the proposed terms of the Merger Agreement and taking into consideration a variety of factors, including those described in “Item 4. The Solicitation or Recommendation — Reasons for Recommendation,” the Board of Directors unanimously (i) determined that the terms of the Transactions are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer.

Following the meeting of the Board of Directors on January 8, 2023, each of the Company, Nuvei and Purchaser executed and delivered the Merger Agreement.

On the morning of January 9, 2023, prior to market open, the Company and Nuvei issued a joint press release announcing the proposed transaction.

Reasons for Recommendation

Our Board of Directors has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and representatives of each of the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, our Board of Directors has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, our Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Our Board of Directors considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

●	Attractive Price. Our Board of Directors concluded that the consideration per Share of $9.75 represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

o	the fact that the proposed Merger consideration of $9.75 per share represents a premium of (i) 25% compared to the closing price of the Company Common Stock of $7.79 per share on January 6, 2023, the last trading date prior to the date of our Board of Directors meeting, (ii) 30% compared to the volume weighted average price of the Company Common Stock for the 90-calendar day period ended January 6, 2023, (iii) 50% compared to the volume weighted average price of the Company Common Stock for the 52-week period ended January 6, 2023, and (iv) 82% compared to the unaffected price of the Company Common Stock as of June 17, 2022 (Bloomberg reported that the Company was exploring a potential sale following market close on such date);

o	the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that in 2021, following outreach from Party A expressing interest in a potential strategic transaction, the Company’s financial advisors and senior management, at our Board of Directors’ instruction, contacted 16 other prospective buyers regarding a potential acquisition, (including Nuvei), five of which entered into confidentiality agreements with the Company and no party (including Party A and Nuvei) submitted a proposal for a potential strategic transaction with the Company in 2021, (ii) the fact that, in June 2022, representatives of Party B submitted a letter setting forth a non-binding indication of interest to acquire the Company for a purchase price of $9.00 per share in cash, which offer was not increased throughout the Company’s discussions with Party B before Party B informed the Company that it had determined not to proceed with the transaction, (iii) the fact that, during the Company’s engagement with Party B, representatives of the Company, at the direction of our Board of Directors, contacted three additional payment processing companies to explore such parties’ interest in a potential strategic transaction, with Party C entering into a confidentiality agreement, but no party, including Party C, submitted a proposal for a potential strategic transaction with the Company, (iv) the fact that, in January 2023, representatives of the Company, at the direction of our Board of Directors, contacted Party B, Party C and another payment processing company to explore such parties’ interest in a strategic transaction and each of Party B, Party C and the other company informed representatives of the Company that they were not interested in pursuing a strategic transaction with the Company, (v) management’s and our Board of Directors’ assessment, with advice from the Company’s financial advisors, of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with Nuvei’s offer, and the possibility that the presence of another potential acquirer could generate competitive tension, and (vi) the fact that the Company actively solicited increases in the offer made by Nuvei from $8.25 per share in the September 29 Proposal to $9.75 per share in the December 17 Proposal and our Board of Director’s belief that the Offer Price was the highest price Nuvei would offer;

o	the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Nuvei, including the increase in the Offer Price proposed by Nuvei from the time of its initial nonbinding offer to the end of negotiations, as described immediately above;

o	the fact that, other than Nuvei, no potential acquirors submitted an unsolicited acquisition proposal or indication of interest following the publication of the Bloomberg article on June 17, 2022 indicating that the Company was exploring a potential sale;

o	our Board of Directors’ familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company; and

o	the execution risks associated with continued independence, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 31, 2021, the Form 10-Q for the period ended September 30, 2022 and subsequent reports filed with the SEC;

●	Cash Consideration; Certainty of Value. The fact that the merger consideration consists solely of cash, providing the Company’s stockholders with certainty of value and liquidity upon consummation of the Offer and the Merger, and does not expose them to any future risks related to the Company’s business or macroeconomic conditions, as compared to the Company remaining independent;

●	Other Strategic Alternatives. Our Board of Directors’ belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

●	Management Forecasts. The fact that our Board of Directors considered certain forecasts for the Company on a stand-alone basis prepared by or at the direction of senior management of the Company, which reflected various assumptions of the Company’s senior management. For further discussion, see “--Certain Unaudited Prospective Financial Information”;

●	Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept Nuvei’s proposed transaction now (as provided for in the Merger Agreement), including the attractive valuation represented by the Offer Price, it may not have another opportunity to do so on comparable terms or another comparable opportunity;

●	Speed of Consummation. The fact that the Offer and the Merger are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

●	High Likelihood of Closing and Low Likelihood of Regulatory Impediment. The belief of our Board of Directors that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk and (iii) the likelihood of obtaining the required clearance under the HSR Act, along with Nuvei’s commitment to pursue clearance under the HSR Act;

●	No Vote of Nuvei Stockholders. Our Board of Directors considered the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Nuvei’s stockholders;

●	Financial Resources of Nuvei. The financial resources of Nuvei, including (i) the debt financing commitment that Nuvei obtained from Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada and RBC Capital Markets, LLC, (ii) available borrowings under revolving loans under Nuvei’s existing credit agreement, and (iii) Nuvei’s available cash on hand, in order to provide funding for the Offer and the Merger;

●	No Financing Condition; Remedies. The fact that the Transactions are not subject to a financing condition, and that if Nuvei does not consummate the Offer and the Merger in breach of its obligations under the Merger Agreement, the Company would be entitled to specific performance of Nuvei and Purchaser’s obligations under the Merger Agreement, subject to the terms set forth in the Merger Agreement

●	Advisors. The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated our Board of Directors directly and regularly, which provided our Board of Directors with additional perspectives on the negotiations in addition to those of the Company’s management;

●	J.P. Morgan Analysis and Opinion. The financial analysis regarding the Company and the Transactions presented by J.P. Morgan to our Board of Directors on January 8, 2023, and its oral opinion to our Board of Directors, dated January 8, 2023 (subsequently confirmed in its written opinion delivered to the Board of Directors on January 8, 2023), to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other factors set forth in such written opinion, the merger consideration of $9.75 per share in cash to be paid to the holders of the Company Common Stock (other than the Excluded Shares), in the Offer and the Merger was fair, from a financial point of view to such holders, as further described in the section entitled “Opinion of J.P. Morgan”;

●	Raymond James Analysis and Opinion. The financial analysis reviewed by Raymond James with our Board of Directors on January 8, 2023, and its oral opinion (subsequently confirmed in writing) to our Board of Directors, dated January 8, 2023, with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of each share of common stock of the Company (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement, as of January 8, 2023, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Raymond James in preparing its opinion, as further described in the section entitled “Opinion of Raymond James”;

●	Successful Negotiations with Nuvei. The enhancements that the Company and its advisors were able to obtain to the original offer from Nuvei as a result of the process followed by the Company and robust arm’s-length negotiations with Nuvei, including the increase in the Offer Price from the September 29 Proposal to the end of the negotiations, and the agreed terms of the Merger Agreement;

●	Unanimous Board Determination. The fact that our Board of Directors was unanimous in its determination that the Offer and the Merger are in the best interests of the Company’s stockholders and its recommendation that the Company’s stockholders tender their shares in the Offer;

●	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of approximately $38 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

●	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Common Stock;

●	Tender and Support Agreement. The fact that Ultra Holdings, which beneficially owns approximately 34% of the outstanding Shares, supports the transaction and agreed to tender its Shares in the Offer, and enter into a Tender and Support Agreement with Nuvei and the Company;

●	Appraisal Rights. The fact that stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

●	Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or valid waiver of a number of conditions. However, Nuvei and Purchaser are required to extend the Offer beyond the initial Offer Expiration Time (but not beyond the earlier to occur of (i) the termination date and (ii) the valid termination of the Merger Agreement) on one or more occasions (A) if at the then scheduled Offer Expiration Time, any of the Offer conditions (other than the Minimum Condition, the Termination Condition and any such conditions that by their terms are to be satisfied at the expiration of the Offer) has not been satisfied or waived, in consecutive periods of up to ten business days each; and (B) if, at the then-scheduled Offer Expiration Time, each condition to the Offer (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived and the Minimum Condition has not been satisfied, in consecutive periods of up to 10 business days each; except that Purchaser will not be required to extend the Offer for successive extension periods in excess of 20 business days in the aggregate (so long as Nuvei and Purchaser are not in material breach of their covenants and obligations set forth in the Merger Agreement) and without the Company’s prior written consent, Purchaser will not extend the Offer for successive extension period in excess of 30 business days in the aggregate.

Considerations against and risks associated with the proposed Transactions:

●	Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

●	Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with customers, vendors, business partners, management and employees;

●	Prohibition Against Solicitations; Termination Fee. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Nuvei a termination fee equal to approximately $38 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

●	Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

●	Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

●	Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

●	Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

●	Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

●	Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

●	Interests of our Board of Directors and Management. The fact that some of our directors and executive officers have interests in the transactions contemplated by the Merger Agreement, as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” that are different from, or in addition to, those of the Company’s stockholders. Our Board of Directors was aware of these interests and considered them at the time it approved the Merger Agreement and made its recommendation to the Company’s stockholders.

Our Board of Directors believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, our Board of Directors and management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by our Board of Directors is not intended to be exhaustive, but includes the material factors considered by our Board of Directors. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of our Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of our Board of Directors, Company stockholders should be aware that certain of our directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of our Board of Directors were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Certain Unaudited Prospective Financial Information

Important Information Concerning the Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, revenue, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, including the difficulty of predicting general economic and market conditions, though the Company has in the past provided investors with financial guidance that covered areas such as revenue, non-GAAP gross margin and adjusted EBITDA, among other items, which it may update from time to time during the relevant year. In connection with its evaluation of the Transactions (including the Offer and the Merger), the Company’s management prepared unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions, on November 22, 2022. These prospective financial projections for the fiscal years ended December 31, 2022 through December 31, 2026 (the “Forecasts”) were prepared and updated by the Company’s management at the direction of our Board of Directors, reviewed and discussed with our Board of Directors in December 2022, and approved by our Board of Directors for use by J.P. Morgan and Raymond James on December 20, 2022 (as described in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and Merger; Reasons for Recommendation”). Our Board of Directors used the Forecasts to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that Company stockholders accept the Offer. As directed by our Board of Directors, each of J.P. Morgan and Raymond James used the Forecasts in connection with its respective financial analyses and in connection with the delivery of its respective opinion to our Board of Directors described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of J.P. Morgan; Opinion of Raymond James,” which are filed as Annex I and Annex II to this Schedule 14D-9 and incorporated herein by reference. The Forecasts (other than with respect to Taxes and Unlevered Free Cash Flow) were also provided to Nuvei in connection with its evaluation of the potential transaction.

The Forecasts were prepared by the Company’s management based on estimates they reasonably believed to be achievable. The Forecasts reflect numerous assumptions and estimates including with respect to the Company’s business, financial condition and results of operations, industry performance, general business, economic, market and financial conditions, foreign exchange rates and other matters. In particular, the Company’s management team considered the following hypothetical assumptions with respect to the development of the Forecasts:

●	The Forecasts assume the Company’s market and segment growth rates will remain consistent with the Company’s recent performance and long-term growth rates.

●	The Forecasts assume that the Company purchases $12 million of partner residual buyouts per year starting in FY 2023E (with projected partner residual buyouts of $8.4 million in FY 2022E) which results in a forecasted incremental Adjusted EBITDA benefit of approximately $3 million each year.

●	The Forecasts assume approximately 129 million fully diluted shares of the Company, approximately $247 million in Company debt and approximately $165 million in Company cash, in each case, as of December 31, 2022.

The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.

The Forecasts are summarized below:

($ in millions)	2022E	2023E	2024E	2025E	2026E
Total Revenue	$283.0	$319.0	$359.0	$400.6	$443.2
Adjusted EBITDA (1)	$73.9	$84.7	$100.1	$117.0	$136.3
Less: Depreciation, Amortization and Capital Development	$(32.6)	$(35.0)	$(36.6)	$(38.2)	$(39.8)
Less: Stock-Based Compensation	$(7.7)	$(8.7)	$(9.1)	$(9.4)	$(9.8)
Adjusted EBIT (2)	$33.5	$41.0	$54.4	$69.4	$86.7
Less: Taxes (3)	$(7.0)	$(8.6)	$(11.4)	$(14.6)	$(18.2)
Plus: Depreciation and Amortization	$32.6	$35.0	$36.6	$38.2	$39.8
Less: Capital Expenditures	$(5.6)	$(6.5)	$(7.1)	$(7.6)	$(8.0)
Less: Residual Purchases	$(8.4)	$(12.0)	$(12.0)	$(12.0)	$(12.0)
Less: Investment in Net Working Capital	$(1.1)	$(1.3)	$(1.4)	$(1.6)	$(1.8)
Unlevered Free Cash Flow (4)	$44.0	$47.6	$59.1	$71.8	$86.5

(1)	“Adjusted EBITDA” is gross profit less operating expenses and includes public company costs.

(2)	“Adjusted EBIT” is Adjusted EBITDA less depreciation and amortization, less stock-based compensation

(3)	Assumes tax rate of 21% throughout the projection period as approved for use by the Company.

(4)	“Unlevered Free Cash Flow” is Adjusted EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less residual purchases, less investment in net working capital.

Additional Information Concerning the Unaudited Prospective Financial Information

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to the Forecasts that were made available to our Board of Directors, J.P. Morgan, Raymond James and (other than with respect to Taxes and Unlevered Free Cash Flow) Nuvei, and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.

The Forecasts contain non-GAAP financial measures including Adjusted EBITDA, Adjusted EBIT and Unlevered Free Cash Flow. The Company’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Adjusted EBITDA, Adjusted EBIT and Unlevered Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder (or any other person or entity) regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model, which assumptions and estimates may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, exposure to economic conditions and political risk affecting the consumer loan market and consumer and commercial spending, including those related to the war in Ukraine, heightened inflation, slower growth or recession, changes to fiscal and monetary policy, higher interest rates, currency fluctuations and challenges in the supply chain; the impacts of the ongoing COVID-19 coronavirus pandemic (including supply chain constraints, labor shortages and inflationary pressure) and the actions taken to control or mitigate its spread (which impacts are highly uncertain and cannot be reasonably estimated or predicted at this time); competition; the ability of the Company’s business to grow and manage growth profitably; changes in applicable laws or regulations; changes in the payment processing market in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in the vertical markets that the Company targets; risks relating to the Company’s relationships within the payment ecosystem; risk that the Company may not be able to execute its growth strategies, including identifying and executing acquisitions; risks relating to data security; changes in accounting policies applicable to the Company; the risk that the Company may not be able to develop and maintain effective internal controls; and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and described under the section below entitled “Cautionary Statement Regarding Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of J.P. Morgan

Pursuant to an engagement letter, the Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the Offer and the Merger.

At the meeting of our Board of Directors on January 8, 2023, J.P. Morgan rendered its oral opinion to the Board of Directors that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other factors set forth in its written opinion, the Offer Price to be paid to the holders of Company Common Stock (other than each outstanding Share (a) held by a holder who is entitled to demand appraisal and has properly and validly exercised appraisal rights in accordance with, and who has complied with, applicable law or (b) held by the Company as treasury stock or owned by Parent, the Purchaser or any of Parents’ other direct or indirectly wholly owned subsidiaries (collectively, the “Excluded Shares”)) in the Offer and the Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its January 8, 2023 oral opinion by delivering its written opinion to the Board of Directors, dated January 8, 2023, that, as of such date, and based upon and subject to the assumptions, qualifications, limitations and other factors set forth in its opinion, the Offer Price to be paid to the holders of Company Common Stock (other than the Excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated January 8, 2023, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit (a)(14) to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The holders of Company Common Stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board of Directors in connection with and for the purposes of its evaluation of the Offer and the Merger, was directed only to the Offer Price to be paid in the Offer and the Merger to the holders of Company Common Stock (other than the holders of the Excluded Shares) and did not address any other aspect of the Transactions. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Offer and the Merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

●	reviewed a draft of the Merger Agreement dated January 8, 2023;

●	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

●	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

●	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

●	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (which analyses and forecasts are summarized under the sections titled “Certain Unaudited Prospective Financial Information and Cautionary Statement Regarding Forward-Looking Statements” of this Schedule 14D-9); and

●	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

The financial analyses and forecasts furnished to J.P. Morgan were prepared by the Company’s management. The Company does not publicly disclose internal management financial analyses and forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such financial analyses and forecasts were not prepared with a view toward public disclosure. These financial analyses and forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such financial analyses and forecasts. For more information regarding the use of financial analyses and forecasts and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial Information and Cautionary Statement Regarding Forward-Looking Statements”of this Schedule 14D-9.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s written opinion dated January 8, 2023, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holder of Company Common Stock (other than the Excluded Shares) in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the Offer Price in the to the holders of Company Common Stock (other than the Excluded Shares) in the Offer and the Merger or with respect to the fairness of any such compensation.

The terms of the Merger Agreement, including the Offer Price, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board of Directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board of Directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors or the Company’s management with respect to the Offer and the Merger or the Offer Price.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board of Directors on January 8, 2023 and in the presentation delivered to the Board of Directors on such date in connection with the rendering of such opinion and this summary does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be sufficiently similar to those of the Company. However, none of the companies selected is identical to the Company and certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

For each of the following analyses performed by J.P. Morgan, estimated financial data for the Company, Parent and the selected companies was based on information J.P. Morgan obtained from public filings, and publicly available information obtained from FactSet Research Systems. The multiples for each of the selected companies were based on such information. Among other calculations, J.P. Morgan calculated the multiple of the “firm value” (the “FV”) for the Company, Parent and the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash, investments in marketable securities, unconsolidated investments, and non-controlling interests) as of January 6, 2023, with all selected company financials calendarized to the fiscal year ended December 31, to the analyst consensus estimates of adjusted EBITDA (pre-stock-based compensation (“SBC”)) for the calendar year 2023 for the applicable company (the “FV / 2023E Adj. EBITDA Multiple”).

The following tables present the results of this analysis:

The Company and Parent
The Company
Parent
Selected Companies
Mid/small-cap payment companies
Shift4 Payments, Inc.
Paysafe Limited
i3 Verticals, Inc.
Repay Holdings Corporation
Large-cap payment companies
Fiserv, Inc.
Paypal Holdings, Inc.
Fidelity National Information Services, Inc. (“FIS”)
Global Payments, Inc.

Based on the above analysis and other factors J.P. Morgan considered appropriate in its professional judgment and experience, J.P. Morgan selected a trading multiple reference range of 9.5x to 13.0x for the Company’s FV / 2023E Adj. EBITDA. After applying such ranges to the Company’s adjusted EBITDA for the calendar year 2023, based on the Company management’s forecast, the analysis indicated a range of implied per share equity value for the Shares, rounded to the nearest $0.25, of approximately $5.50 to $8.00 for the Shares. The range of implied per share equity values for the Shares was compared to (i) the closing share price of the Shares of $7.79 on January 6, 2023 and (ii) the amount of the Offer Price of $9.75 per share.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to the Company’s business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. Specifically, J.P. Morgan reviewed the transactions below, and calculated the ratio of each target company’s firm value to the target company’s estimated adjusted EBITDA (pre-SBC) for the next twelve months following January 9, 2023, the date of the announcement of the applicable transaction (the “FV / NTM EBITDA”), based on publicly available information:

Announcement Date	Acquirer	Target
October 28, 2022	BCH Capital; Sixth Street	Pushpay Holding Limited
August 1, 2022	Global Payments, Inc.	EVO Payments, Inc.
November 2, 2020	Nexi S.p.A.	Nets A/S

February 3, 2020	Worldline SA	Ingenico Group SA
May 28, 2019	Global Payments, Inc.	Total System Services, Inc. (“TSYS”)
May 22, 2019	Nuvei Corporation	SafeCharge International Group Limited
March 18, 2019	FIS	Worldpay, Inc.
January 16, 2019	Fiserv, Inc.	First Data Corporation
September 25, 2017	Hellman & Friedman LLC	Nets A/S
August 4, 2017	Blackstone Group; CVC Capital Partners	Paysafe Group plc
July 4, 2017	Vantiv, Inc.	Worldpay, Inc.
May 29, 2017	First Data Corporation	CardConnect Corp.
January 26, 2016	TSYS	TransFirst Holding, Inc.
December 15, 2015	Global Payments Inc.	Heartland Payment Systems, Inc.

None of the selected transactions reviewed was identical to the Offer and the Merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transaction differently than they would affect the Offer and the Merger.

Based on the results of this analysis and other factors J.P. Morgan considered appropriate in its professional judgment and experience, J.P. Morgan selected a transaction multiple reference range for FV / NTM Adj. EBITDA of 13.0x to 18.5x and applied it to the Company’s estimated adjusted EBITDA (pre-SBC) for the next twelve months following December 31, 2022 provided by the Company’s management to calculate the Company’s firm value and imply a per share equity value of the Shares. This analysis indicated an implied per share equity value range, rounded to the nearest $0.25, of $7.75 to $11.50 for the Shares. The range of implied per share equity values for Shares was compared to (i) the closing share price of the Shares of $7.79 per share on January 6, 2023 and (ii) the amount of the Offer Price of $9.75 per share.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Shares.

The unlevered free cash flows that the Company is expected to generate from December 31, 2022 through December 31, 2026 were provided to J.P. Morgan in the projections prepared by the management of the Company. J.P. Morgan calculated a range of terminal values of the Company by applying perpetual growth rates ranging from 2.5% to 3.5% of the revenue of the Company during the terminal year, as provided by Company management. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2022 using a range of discount rates from 9.5% to 10.5%, which was chosen by J.P. Morgan based upon its analysis of the weighted average cost of capital of the Company.

The total present values derived based on the unlevered free cash flows were added together with the range of terminal values. This was then adjusted for the Company’s debt (approximately $247 million) and cash ($165 million) as of December 31, 2022, as estimated by the Company’s management, and then divided by the number of fully diluted shares of Shares outstanding, as provided by the Company’s management (per the Company’s management’s direction, based on approximately 132.2 million shares of Company Common Stock outstanding and adjusted to remove approximately 5.7 million Excluded Shares and to reflect the impact of dilutive securities calculated in accordance with the treasury stock method to a total fully-diluted share count of approximately 129.4 million shares), to arrive at a range of implied equity value per share of the Shares, rounded to the nearest $0.25, of $7.50 to $10.00. The range of implied per share equity values for the Shares was compared to (i) the closing share price of the Shares of $7.79 per share on January 6, 2023 and (iii) the amount of the Offer Price of $9.75 per share.

Other Information. J.P. Morgan observed certain additional information that was not considered part of J.P. Morgan’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:

52-Week Historical Trading Range. J.P. Morgan reviewed the 52-week trading range of the Company’s end of day share prices for the period ending January 6, 2023, which was $4.64 (the 52-week low) to $9.31 (the 52-week high) per Share compared to (i) the closing share price of the Shares of $7.79 per share on January 6, 2023 and (ii) the amount of the Offer Price of $9.75 per share. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only and were not relied upon for valuation purposes.

Analyst Price Targets. J.P. Morgan reviewed the price targets of certain publicly available equity research analyst price targets for the Shares available as of January 6, 2023, which provided a reference range of $7.00 to $10.00 per Share and $9.50 per Share at the midpoint. J.P. Morgan compared the analyst price targets analysis to (i) the closing share price of the Shares of $7.79 per share on January 6, 2023 and (ii) the amount of the Offer Price of $9.75 per share. J.P. Morgan noted that the analyst price target analyses were presented merely for reference purposes only and were not relied upon for valuation purposes.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Offer and the Merger and deliver an opinion to the Board of Directors with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Offer and the Merger and the delivery of its opinion, the Company has agreed to pay J.P. Morgan a fee of approximately $12 million, $2.25 million of which became payable upon delivery of the opinion and the remainder of which is contingent and payable upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on Parent’s initial public offering of equity securities in the U.S. in October 2021. In addition, during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with GTCR LLC (“GTCR”), an indirect significant stockholder of the Company, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, debt underwriting, equity underwriting and financial advisory services to portfolio companies of GTCR. Furthermore, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. During the two year period preceding the date of its opinion, the aggregate fees recognized by J.P. Morgan from the Company were $0, from Parent were approximately $2 million and from GTCR were approximately $30 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Raymond James

At the January 8, 2023 meeting of the Board of Directors, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board of Directors dated January 8, 2023, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding common stock (other than the Excluded Shares) of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the procedures followed, assumptions made, matters qualifications and limitations on the review undertaken in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Exhibit (a)(15) to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of the Shares are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Board of Directors (in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and its opinion only addresses whether the Offer Price to be received by the holders of the common stock (other than the Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Board of Directors or to any holder of the Company’s common stock as to how the Board of Directors, such stockholder or any other person should vote or otherwise act with respect to, or whether to tender shares in connection with, the Transactions or any other matter, or whether to enter into a tender and support agreement with Nuvei. Raymond James does not express any opinion as to the likely trading range of Nuvei’s common stock following the Transactions, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Nuvei at that time.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

●	reviewed the financial terms and conditions as stated in the draft dated January 8, 2023 of the Merger Agreement;

●	reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”) for the fiscal years ending December 31, 2022 through December 31, 2026, as approved for Raymond James’ use by the Company;

●	reviewed the Company’s audited financial statements for fiscal years ended December 31, 2021 and December 31, 2020 and unaudited financial statements for the nine month period ended September 30, 2022;

●	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

●	reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant;

●	considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

●	reviewed the current and historical market prices and trading activities for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

●	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

●	received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

●	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

At the direction of the Company, Raymond James relied upon and assumed, without independent verification, that (i) the Company had approximately 132,238,723 shares of common stock issued and outstanding and (ii) the total payment due by the Company for early termination of the TRA, was approximately $20 million. With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James was authorized by the Company to rely on the Projections and Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the draft of the Merger Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to its analyses or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of common stock (other than the Excluded Shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board of Directors to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, regulatory, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company, on the fact that the Company was assisted by legal, accounting, and tax advisors, and, with the consent of the Company relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting, regulatory and tax matters with respect to the Company and the Transactions.

In formulating its opinion, Raymond James considered only the Offer Price to be received by the holders of common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Transactions whether relative to the Offer Price or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituencies). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of the Company, Nuvei or any other party or the ability of the Company or Nuvei to pay its respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Company’s Board of Directors during its meeting on January 8, 2023. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of January 6, 2023. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings estimates for the selected companies were based on the companies’ filings with the SEC and certain publicly available research analyst estimates for those companies. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Raymond James. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Nuvei or the contemplated Transactions.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of eight publicly-traded merchant payment, payment processor and integrated payments solutions companies that it deemed relevant and for which future financial estimates were publicly available, including:

●	Fiserv, Inc.

●	Fidelity National Information Services, Inc.

●	Global Payments Inc.

●	Shift4 Payments, Inc.

●	Nuvei Corporation

●	Paysafe Limited

●	i3 Verticals, Inc.

●	Repay Holdings Corporation

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent actual twelve months results ended September 30, 2022, referred to as LTM, as well as to Wall Street research analysts’ projected EBITDA for the selected companies for calendar year ending December 31, 2023 referred to as 2023E. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price. The results of the selected public companies analysis are summarized below:

Enterprise Value / EBITDA
	LTM	2023E
Mean	12.7x	10.5x
Median	10.8x	9.8x
25% Quartile	10.0x	8.9x
75% Quartile	12.9x	11.1x

Offer Price	19.1x	16.1x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to the Company’s actual and projected financial results and determined the implied equity price per share of the Shares and then compared those implied equity values per share to the Offer Price of $9.75 per share. The results of this are summarized below:

	Implied Share Price
	LTM	2023E
Mean	$6.25	$6.07
Median	$5.16	$5.64
25% Quartile	$4.76	$5.02
75% Quartile	$6.35	$6.45

Offer Price	$9.75	$9.75

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected announced acquisitions of merchant payment, payment processor and integrated payments solutions companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions (and related month and year of announcement) used in the analysis included:

●	Acquisition of Pushpay Holdings Limited by BGH Capital and Sixth Street Partners, LLC (October, 2022)

●	Acquisition of EVO Payments, Inc. by Global Payments Inc. (August, 2022)

●	Acquisition of BillingTree Inc. by Repay Holdings Corporation (May, 2021)

●	Acquisition of Total Systems Services, Inc. by Global Payments Inc. (May, 2019)

●	Acquisition of SafeCharge International Group Limited by Nuvei Corporation (May, 2019)

●	Acquisition of Worldpay, Inc. by Fidelity National Information Services, Inc. (March, 2019)

●	Acquisition of First Data Corporation by Fiserv, Inc. (January, 2019)

●	Acquisition of Cayan LLC by Total Systems Services, Inc. (December, 2017)

●	Acquisition of Nets A/S by Hellman & Friedman LLC (September, 2017)

●	Acquisition of Paysafe Limited by Blackstone Inc. (August, 2017)

●	Acquisition of Worldpay, Inc. by Vantiv, Inc. (July, 2017)

●	Acquisition of TransFirst Holdings Corp. by Total Systems Services, Inc. (January, 2016)

●	Acquisition of Heartland Payment Systems, Inc. by Global Payments Inc. (December, 2015)

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ EBITDA, in each case for twelve months ended prior to announcement of the transaction and the calendar year of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to the Company’s last twelve months and 2023E EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price of $9.75 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value / EBITDA		Implied Share Price
	LTM	CY	LTM	2023E
Mean	18.5x	16.7x	$9.41	$10.14
Median	18.0x	17.6x	$9.16	$10.72
25% Quartile	15.7x	14.1x	$7.89	$8.41
75% Quartile	21.8x	18.5x	$11.23	$11.35

Offer Price	19.1x	16.1x	$9.75	$9.75

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the calendar years ending December 31, 2023 through 2026 on a standalone basis. Raymond James used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital, less stock-based compensation, less residual purchases, less the projected net tax benefit associated with the Company’s TRA.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2026 as the final year for the analysis and applied perpetuity growth rates, ranging from 2% to 3% (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2026 EBITDA in order to derive a range of terminal values for the Company in 2026.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 9% to 11%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per Share implied by the Offer Price. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share

Per Share
Minimum	$6.45
Maximum	$9.94

Offer Price	$9.75

Illustrative Trading Analysis. Solely for informational purposes, Raymond James analyzed historical closing prices of the Company and compared them to the value of the proposed Offer Price. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer Price value	$9.75	—
Company closing stock price as of January 6, 2023	$7.79	25%
One day prior Company stock price as of January 6, 2023	$7.72	26%
One week prior Company stock price as of January 6, 2023	$7.87	24%
One month prior Company stock price as of January 6, 2023	$8.51	15%
52-week volume weighted average Company stock price as of January 6, 2023	$6.50	50%
52-week high Company stock price as of January 6, 2023	$9.31	5%

Additional Considerations. The preparation of an opinion regarding fairness is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all its analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by its analyses. Such analyses were provided to the Board of Directors (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Shares (other than the Excluded Shares) of the Offer Price to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Board of Directors in making its determination to approve the Transactions. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Board of Directors’ or the Company management’s views with respect to the Company, Nuvei or the Transactions. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board of Directors or that any specific Offer Price constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on January 6, 2023, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect. As the Company was aware, the credit, financial and stock markets had been experiencing unusual volatility and Raymond James expressed no opinion or view as to any potential effects of such volatility on the Transaction or on the Company after the date of its opinion and its opinion did not purport to address potential developments in any such markets. As the Company was also aware, there was significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). Raymond James expressed no opinion or view as to the potential impact of the Pandemic Effects on its analyses, its opinion, the Transaction or the Company.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has provided certain investment banking or financial advisory services to (i) the Company, including having served as a passive bookrunner on the Company’s follow-on offering in March 2021, for which Raymond James received approximately $400,000 in underwriting fees, and (ii) Nuvei, including having served as a co-manager on its initial public offering in October 2021, for which Raymond James received approximately $200,000 in underwriting fees. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Nuvei or other participants in the Transactions in the future, for which Raymond James may receive compensation.

For services rendered in connection with the delivery of its opinion, the Company paid Raymond James an investment banking fee of $2,250,000 upon delivery of its opinion, which will be credited to the Transaction Fee. The Company will also pay Raymond James a fee of approximately $12 million for advisory services in connection with the Transactions, contingent upon the closing of the Transactions (the “Transaction Fee”). The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and Nuvei for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Nuvei or other participants in the Transactions in the future, for which Raymond James may receive compensation.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. There is no requirement in the Merger Agreement or any other agreement that requires them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. As party to the Tender and Support Agreement, Ultra Holdings has agreed, among other things, to tender all of the Shares held by Ultra Holdings in the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

On January 5, 2023, the Company entered into an engagement letter with J.P. Morgan, with effectiveness as of November 11, 2022, pursuant to which J.P. Morgan was formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, J.P. Morgan provided the Company with financial advisory services and our Board of Directors with a financial opinion, described under the section entitled “— Opinion of J.P. Morgan” and attached as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay J.P. Morgan a fee of approximately $12 million for its services, $2.25 million of which became payable upon delivery of the opinion and the remainder of which is contingent and payable upon the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement.

On January 5, 2023, the Company entered into an amendment to an engagement letter with Raymond James, pursuant to which Raymond James was formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, Raymond James provided the Company with financial advisory services and our Board of Directors with a financial opinion, described under the section entitled “— Opinion of Raymond James” and attached as Annex II, in connection with the Offer and the Merger, and the Company has agreed to pay Raymond James a fee of approximately $12 million for its services, which is contingent upon the closing of the Merger. The Company has also agreed to reimburse Raymond James for its expenses, including reasonable and documented fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Raymond James and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Raymond James or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Raymond James’s engagement.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Melinda Doster	December 7, 2022	Vesting of RSUs	13,333	$8.55
Michael J. Gordon	December 31, 2022	Vesting of RSUs	7,886	$7.87

Item 7. Purposes of the Transactions, Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that:

●	relate to a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

●	would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit or engage in discussions with respect to alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required

On January 8, 2023, our Board of Directors unanimously (i) determined that the terms of the Transactions are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer.

If the Minimum Tender Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15 — “Conditions of the Offer” of the Offer to Purchase, and the Merger, the Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL (“Section 203”) prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation and (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

The Company has opted out of Section 203 and therefore provisions of Section 203 are inapplicable to the Company. However, the Company’s charter contains provisions that are similar to Section 203. Specifically, the Company’s charter provides that we may not engage in certain “business combinations” at any point in time at which the Shares are registered under Section 12(b) or 12(g) of the Exchange Act with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

●	prior to the time that person became an interested stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock of the Company outstanding (but not the outstanding voting stock owned by such interested stockholder) those shares owned (i) by persons who are directors and also officers of the Company and (ii) employee stock plans of the Company in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the time the person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In accordance with the provisions the Company’s charter, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and the Purchaser have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an interested stockholder of the Company. Therefore, and assuming the truth of that representation, the restrictions set forth in the Company’s charter do not apply to the Offer, the Merger or the other Transactions.

The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of the Company’s charter and Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and who have not otherwise waived appraisal rights, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to seek appraisal of their Shares and to receive payment in cash for the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as, or less than the Offer Price.

The following is a brief summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). In the event of any inconsistency between the information contained in this summary and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 of the DGCL and in this summary to a “stockholder” or a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by reference to, Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice either a copy of Section 262 or information directing the stockholder to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

●	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is January 24, 2023), demand in writing, deliver to the Company at the address indicated below, the appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender such stockholder’s or beneficial owner’s Shares in the Offer or otherwise vote in favor of or consent to the Merger;

●	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

●	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger within 10 days after the closing of the Merger to all the Company’s stockholders who demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

Written Demand by the Record Holder or Beneficial Owner

All written demands for appraisal should be addressed to Paya Holdings Inc., Attention: General Counsel and Secretary, 303 Perimeter Center North, Suite 600, Atlanta, GA 30346. The written demand for appraisal must be executed by or for the stockholder of record or beneficial owner, as applicable, and must reasonably inform the Company of the identity of the stockholder of record or beneficial owner, as applicable, and that such stockholder or beneficial owner intends thereby to demand appraisal of his, her or its Shares. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must also reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262 (discussed further below). If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial; however, such agent must identify the record or beneficial owner or owners and expressly disclose in such demand that the agent is acting as agent for the record or beneficial owner or owners of such Shares, as applicable.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, the Surviving Corporation, or any stockholder or beneficial owner who has demanded appraisal of such person’s Shares and otherwise who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the value of the Shares held by all persons entitled to appraisal. If the petition is filed by a stockholder or beneficial owner, a copy must be served on the Surviving Corporation. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders and beneficial owners should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders or beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any persons who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After such notice as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the persons who demanded payment for their Shares who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which will not be the case assuming the Merger is consummated in accordance with Section 251(h) of the DGCL pursuant to the terms of the Merger Agreement). We refer to these conditions as the “ownership conditions.”

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Supreme Court of Delaware has recently indicated that transaction price is one of the relevant factors the Delaware Court may consider in determining fair value and that absent deficiencies in the sale process, the transaction process should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such persons upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the Merger, any person who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or otherwise loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A person will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, as summarized above, the Delaware Court must dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights, and in which case such persons will effectively lose their appraisal rights, if none of the ownership conditions are satisfied. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262).

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

U.S. Antitrust Laws

Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an “HSR Filing”) under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. After that time, absent Parent’s and the Company’s agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Under the HSR Act, each of Parent and the Company has filed the required HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on January 20, 2023.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by Parent and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the tender offer; (iii) the risk of legal proceedings that may be instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and (vii) the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. The risks and uncertainties may be impacted by the COVID-19 pandemic (including supply chain constraints, labor shortages and inflationary pressure). The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q. The Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9. Exhibits.

(a)(1)	Offer to Purchase, dated January 24, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(5)	Form of Summary Advertisement, published January 24, 2023 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(6)	Joint Press Release of Parent and the Company, dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2023)

(a)(7)	Paya Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (No. 333-251603), filed with the SEC on December 12, 2020)

(a)(8)	Amendment to Paya Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2022)

(a)(9)	Team Member Letter, first used on January 9, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed with the SEC on January 9, 2023)

(a)(10)	Team Member FAQ, first used on January 9, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9 filed with the SEC on January 9, 2023)

(a)(11)	Customer and Business Partner Letter, first used on January 9, 2023 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9 filed with the SEC on January 9, 2023)

(a)(12)	Customer and Business Partner Talking Points and Q&A first used on January 9, 2023 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9 filed with the SEC on January 9, 2023)

(a)(13)	Social Media Posts, first used on January 9, 2023 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9 filed with the SEC on January 9, 2023)

(a)(14)	Opinion dated January 8, 2023 of J.P. Morgan to the Board of Directors of the Company. (included as Annex I to this Schedule 14D-9)

(a)(15)	Opinion dated January 8, 2023 of Raymond James to the Board of Directors of the Company (included as Annex II to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of January 8, 2023, by and among the Company, the Purchaser and Nuvei Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2023)

(e)(2)	Confidentiality Agreement, dated as of November 22, 2022, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Tender and Support Agreement, dated as of January 8, 2023, by and among the Company, Nuvei Corporation and Ultra Holdings (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2023)

(e)(4)	TRA Termination Agreement, dated as of January 8, 2023, by and between Paya Holdings Inc. and Ultra Holdings (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2023)

(e)(5)	Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 29, 2022

(e)(6)	Employment Agreement, dated as of October 16, 2020, by and between the Company, Paya, Inc. and Jeffrey Hack (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K filed on October 22, 2020)

(e)(7)	Employment Agreement, dated as of October 16, 2020, by and between the Company, Paya, Inc. and Benjamin Weiner (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K filed on March 15, 2022)

(e)(8)	Employment Agreement, dated as of October 16, 2020, by and between the Company, Paya, Inc. and Glenn Renzulli (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K filed on October 22, 2020)

(e)(9)	Employment Agreement, dated as of November 25, 2020, by and between the Company, Paya, Inc. and Mindy Doster (incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed on March 15, 2022)

(e)(10)	Employment Agreement, dated as of August 31, 2021, by and between the Company, Paya, Inc. and Balaji Devarasetty

(e)(11)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K filed on March 15, 2022)

(e)(12)	Form of Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K filed on March 15, 2022)

(e)(13)	Form of Employee Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K filed on March 15, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
	Name:	Glenn Renzulli
	Title:	Chief Financial Officer

Date: January 24, 2023

Annex I

Opinion of J.P. Morgan Securities LLC

January 8, 2023

The Board of Directors Paya Holdings Inc.

303 Perimeter Center N, Suite 600

Atlanta, Georgia 30346

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $ 0.001 per share (the “Company Common Stock”), of Paya Holdings Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger , dated as of January 8, 2023 (the “Agreement”), among the Company, Nuvei Corporation (“Parent”) and its wholly- owned subsidiary, Pinnacle Merger Sub, Inc. (“Merger Sub”). Pursuant to the Agreement, Parent will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a purchase price for each share equal to $ 9.75 (the “Consideration”) payable in cash. The Agreement further provides that, following consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”), and each outstanding share of Company Common Stock that is not (a) validly tendered and irrevocably accepted for purchase pursuant to the Tender Offer, (b) held by a holder who is entitled to demand appraisal and has properly and validly exercised appraisal rights in accordance with, and who has complied with, applicable law or (c) held by the Company as treasury stock or owned by Parent, Merger Sub or any of Parent’s other direct or indirect wholly owned subsidiaries (the shares described in clauses (b) and (c), collectively, the “Excluded Shares”), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated January 8, 2023 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and Parent in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

1

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Parent, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on Parent’s initial public offering of equity securities in the U.S. in October 2021. In addition, during the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with GTCR LLC (“GTCR”), an indirect significant shareholder of the Company, for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, debt underwriting, equity underwriting and financial advisory services to portfolio companies of GTCR. Furthermore, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC
J.P. MORGAN SECURITIES LLC

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Annex II

Opinion of Raymond James & Associates Inc.

January 8, 2023

Board of Directors

Paya Holdings Inc.

303 Perimeter Centre North, Suite 600

Atlanta, GA 30346

Members of the Board of Directors:

We understand that Nuvei Corporation (the “Parent”), Pinnacle Merger Sub, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”) and Paya Holdings Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the shares of the common stock, par value $.001 per share, of the Company issued and outstanding (the “Company Common Stock”) at a purchase price of $9.75 per share in cash (the “Per Share Consideration”), (ii) following consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent, and (iii) each share of Company Common Stock that is not (a) validly tendered and irrevocably accepted for purchase pursuant to the Offer, (b) held by a holder who is entitled to demand appraisal and has properly and validly exercised appraisal rights in accordance with, and who has complied with, applicable law or (c) held by the Company as treasury stock or owned by Parent, Merger Sub or any of Parent’s other direct or indirect wholly owned subsidiaries (the shares described in clauses (b) and (c), collectively, the “Excluded Shares”) will be converted into the right to receive the Per Share Consideration. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock (other than holders of Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft, dated January 8, 2023, of the Agreement and Plan of Merger (the “Agreement”);

2.	reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”) for the fiscal years ending December 31, 2022 through December 31, 2026, as approved for our use by the Company;

3.	reviewed the Company’s audited financial statements for fiscal years ended December 31, 2021 and December 31, 2020 and unaudited financial statements for the nine month period ended September 30, 2022;

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices and trading activities for the Company Common Stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

Board of Directors

Paya Holdings Inc.

January 8, 2023

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.	received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

At the direction of the Company, we have relied upon and assumed, without independent verification, that (i) the Company has approximately 132,238,723 shares of common stock issued and outstanding and (ii) the total payment due by the Company for early termination of the Tax Receivable Agreement, by and among Fintech Acquisition Corp. III Parent Corp, GTCR-Ultra Holdings, LLC and certain other persons named therein, dated as of October 16, 2020, is approximately $20 million. With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as of the date of this Opinion, and we have relied upon the Company to advise us promptly if any information previously provided to us by or on behalf of the Company became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 6, 2023 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction or the Company and this Opinion does not purport to address potential developments in any such markets. As you are also aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analyses, this Opinion or the Company.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Per Share Consideration to be received by each holder of Company Common Stock (other than holders of Excluded Shares).

Board of Directors

Paya Holdings Inc.

January 8, 2023

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, regulatory, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, regulatory, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock (other than holders of Excluded Shares) as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the consideration received by the holders of the Company Common Stock (other than holders of Excluded Shares) or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-a-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Parent or the ability of the Company or the Parent to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, all of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Parent for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company in the previous two years, including serving as a passive bookrunner on the Company’s follow-on offering in March 2021, for which it has been paid approximately $0.4 million in underwriting fees. Raymond James has also provided certain services to the Parent in the past two years, including serving as a co-manager on the Parent’s initial public offering in October 2021, for which it has been paid approximately $0.2 million in underwriting fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Parent or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this Opinion is for the information of the Board (in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company or the Parent regarding how said shareholder should act or vote with respect to, or whether to tender shares in connection with, the proposed Transaction or any other matter, or whether to enter into a tender and support agreement with the Parent. Furthermore, this Opinion should not be construed as creating any fiduciary duty on the part of Raymond James to any party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a solicitation/recommendation statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such solicitation/recommendation statement, along with a description that is reasonably acceptable to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be received by each holder of Company Common Stock (other than holders of Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.